FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

    Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of July 2004

ABBEY NATIONAL PLC
(Translation of registrant’s name into English)

Abbey National House, 2 Triton Square, Regent's Place
London NW1 3AN, England
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes . . . . . . . No . . .X. . . .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABBEY NATIONAL PLC
Date: 26 July 2004	By: /s/ Jonathan Burgess
Jonathan Burgess Head of Investor Relations

GRUPO SANTANDER

A Unique Multi-local Retail Bank

July 26, 2004

Grupo Santander

Disclaimer

This announcement contains forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward looking statements may be identified by words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates", "will" or words of similar meaning and include, but are not limited to, statements about the expected future business and financial performance of Santander resulting from and following the implementation of the Scheme. These statements are based on management's current expectations and are inherently subject to uncertainties and changes in circumstance. Among the factors that could cause actual results to differ materially from those described in the forward-looking statements are factors relating to satisfaction of the Conditions, Santander's ability to successfully combine the business of Santander and Abbey and to realise expected synergies from the Acquisition, and changes in global, political, economic, business, competitive, market and regulatory forces. Neither Santander nor Abbey undertakes any obligations to update the forward-looking statements to reflect actual results, or any change in events, conditions, assumptions or other factors.

Table of Contents

Table of Contents

- **The Transaction**
- Positioning of the New Group
- The "Abbey Opportunity"
- Value Creation and Financial Impact
- Next Steps

Transaction Rationale

- Santander core expertise is to manage retail banking franchises
  - Proven in Portugal, LatAm and in Pan-European consumer finance…
  - … and by our first half results
- Abbey is a unique retail banking opportunity
  - Preeminent franchise (18mn customers), in an attractive market…
  - … with significant scope for further improvement
- The combined group will be 85% "retail focused", 92% "weighted" in AA or better countries and among the top 10 global banks
- Substantial value would be generated from Abbey with our expertise

Transaction Rationale

Positioning of The New Group

- Highly focused on retail banking: ~85% of total business
- Well diversified: 42% Eurozone, 47% UK and 11% Rest of the World[1]
- Good risk-growth trade off: 92% loans in AA or better rated countries
- Eur 50bn+ market cap global bank: #10 globally

Abbey Contribution

- Access to one of the most attractive EU banking markets
- Retail platform with "critical mass": 18mn customers, #2 in mortgages, #5 in deposits and #6 in current accounts
- Accelerated development of underleveraged franchise

Value Creation/ Financial Highlights

- Eur 560mn in incremental earnings before tax by '07 (Eur 450mn in costs, Eur 110mn in revenues)
- Share buy back of up to 4% of existing capital
- Anticipated reduced cost of capital through improved global balance
- Expected to be EPS accretive from '06 including cost and revenue synergies and share buy back (before exceptional items)[2]
- Core Tier 1 at 5.83% in June '04 post Eur 2.1bn adjustments; BIS II may increase the Total Capital ratio by c. 1.0%

(1) Based on loans to customers
(2) This statement as to financial accretion is not intended to mean that Santander's future earnings per share will necessarily exceed or match those of every prior year

Summary Transaction Terms

Key Terms	■ 1 share of Santander for each share of Abbey ■ Special Abbey dividend: 25p plus 6p for dividend differential = 31p
Price	■ Price: £5.78(1) + 6p for dividend differential = £5.84 ■ Premium to Market: 17.3%(1)(2) ■ Aggregate Consideration: £8.5bn/Eur 12.8bn(1)(2)
Key Dates	■ Roadshow starts Monday 26 July '04 ■ Documents out during September '04 ■ Expected closing by year end '04
Additional Considerations	■ Recommended by Abbey's Board ■ Structured as Scheme of Arrangement ■ Subject to ❐ Santander EGM to approve share issuance ❐ Abbey shareholder approval and UK court sanction ❐ Regulatory approvals

(1) Based on closing price of Santander and Abbey mid market price as of 22nd July '04 of Eur 8.33 and £4.93, respectively. Exchange rate Eur/£:1.50545

(2) Excluding 6p for dividend differential

Grupo Santander

Table of Contents

- The Transaction
- **Positioning of the New Group**
- The "Abbey Opportunity"
- Value Creation and Financial Impact
- Next Steps

Attractive Multi-local Retail "Footprint"



Leading retail position
Relevant presence/exposure

Mexico
- GDP US$952bn(1)
- Grupo Santander Serfin
- Market share 14%(2)
- Branches 1,018

United Kingdom
- GDP US$1,678bn(1)
- Abbey
- Market share 11%(2)
- Branches 741

Germany
- GDP US$2,170bn(1)
- CC Bank
- Market share 16%(2)
- Branches 54

Portugal
- GDP US$191bn(1)
- Grupo Totta/Banco Santander Portugal/BSN
- Market share 11%(2)
- Branches 670

Spain
- GDP US$928bn(1)
- Santander/Banesto
- Market share 18%(2)
- Branches 4,369

Chile
- GDP US$165bn(1)
- Banco Santander Chile
- Market share 18%(2)
- Branches 370

Brazil
- GDP US$1,414bn(1)
- Group Santander Banespa
- Market share 4%(2)
- Branches 1,874

(1) Nominal GDP '03 (US$ at PPP). Source: European Intelligence Unit
(2) Market shares of retail banking except for Abbey (mortgage lending) and Germany (motor consumer finance)

Grupo Santander

Highly Focused on Retail



Total Revenues Per Business Unit '03 (%)
3
4
5
5
85
4
22
75
1
6
21
73
5
9
28
58
14
32
54
2
6
18
24
50.0
17
5
35
45
16
44
41
Santander + Abbey (1)
HSBC (2)
BoA (3)
JPMorgan Chase (4)
BNPP (5)
Citigroup (6)
RBoS (7)
Barclays (8)
Retail Banking
Wholesale Banking
AM&PB
Assurance
Other

(1) Santander + Abbey. Abbey Retail Banking includes only PFS Total Revenues
(2) HSBC: Retail Banking includes Commercial Banking Business
(3) BoA: On a pro forma basis including FleetBoston. Retail Banking includes FleetBoston's National Commercial, Regional Commercial and International Banking
(4) JP Morgan Chase: On a pro forma basis including Bank One. Retail Banking includes Chase Financial Services and Bank One Retail, Cards and Commercial Banking Businesses
(5) BNPP: Excluding other activities
(6) Citigroup: AM&PB includes Private Client Services and Global Investment Management. Retail Banking includes Global Consumer
(7) RBS: Retail Banking includes Retail Banking, Retail Direct, Ulster Bank and Citizens
(8) Barclays: 50% of Barclays Africa retail banking and 50% Wholesale Banking

Grupo Santander

Balanced Portfolio of Businesses

Combined Net Income Breakdown (%)(1)


UK
21
Spain
39
Puerto
Rico
1
Venez.
2
Mexico
8
Brazil
15
Chile
5
Germany
3
Portugal
6

Combined Loans to Customers Breakdown (%)(2)


Row
3
Spain
32
UK
47
Portugal
5
Other EU
5
Chile
3
Brazil
1
Mexico
3
Puerto
Rico
1

High diversification both in terms of Economies and Currency macro areas: Eurozone, UK and Latin America

(1) Based on Santander cash net income '03 and Abbey '03 PFS trading profit before tax assuming a normalized 30% tax rate and Eur 173mn of minority interests and preference shares cost (excluding non trading items). Exchange rate Eur/£:1.50545. Excluding Financial Management and Equity Stakes area from Santander net income

(2) Date as of '03. Exchange rate Eur/£1.50545. Includes securitized loans for Abbey

Grupo Santander

Exposed to Higher Rated Countries



Combined Net Income Breakdown (%)(1)
3
B-
2
18
BB
15
AAA
25
5
11
A-
8
14
AA
11
AA+
39
49
Combined Loans to Customers Breakdown (%)(2)
5
2
15
AA
8
A-
3
BB
1
B-
0.3
0.5
AAA
52
8
61
AA+
32
Pre Transaction Breakdown

74% of net income and 92% of loans to customers in AA or better countries: Spain, UK, Germany, Portugal and Chile

(1) Based on Santander cash net income '03 and Abbey '03 PFS trading profit before tax assuming a normalized 30% tax rate and Eur 173mn of minority interests and preference shares cost (excluding non trading items). Exchange rate Eur/£:1.50545. Excluding Financial Management and Equity Stakes area from Santander net income

(2) Date as of '03. Exchange rate Eur/£:1.50545. Figures do not add up to 100% since some loans are not allocated to specific countries. Includes securitized loans for Abbey

A Group with a Global Dimension

Key Figures

'03	Santander	Santander + Abbey[1]
Assets (Eur bn)	351.8	617.9
Loans to Customers (Eur bn)	172.5	335.6
Deposits (Eur bn)	132.7	244.7
Revenues (Eur bn)	13.1	17.3[2]
Operating Profit (Eur bn)	5.7	7.2[2]
Net Attributable Income (Eur bn)	2.6	3.5[2]
Customers (mn)	41	59
Branches	9,199	9,940
Employees ('000)	103	131

Global Dimension[3] (Market Cap. Eur bn)



Citigroup 188.0 1
BoA 141.0 2
HSBC 132.7 3
JPMorgan Chase 106.6 4
Wells Fargo 78.5 5
RBoS 71.4 6
MTFG(4) 69.7 7
UBS 65.1 8
Wachovia(5) 58.5 9
Santander + Abbey 50.7 10
Santander 39.8 13

(1) Exchange rate Eur/£:1.50545
(2) For Abbey includes only PFS division
(3) Source: Datastream as of 22 July '04
(4) Pro forma including UFJ acquisition
(5) Pro forma including Southtrust acquisition

Grupo Santander

Table of Contents

Grupo Santander

Entry into the Attractive UK Banking Market

- Robust market, with solid growth prospects
- Stable UK economy, forecast to maintain momentum
  - Continued c. 3% GDP growth
  - Business-led recovery
  - Low unemployment
  - Low inflation
- Profitable sector – no influence of state-owned banks
- Strong potential for cross-sell and share expansion vs. clearing banks

Profitability of Listed Banks by Geography(1)



Switzerland
Ireland
UK
Spain
France
Nordic
Austria
Benelux
Italy
Portugal
Germany
0
5
10
15
20
25
'04E ROE (%)

(1) Source: Goldman Sachs Research as of 4 June '04. Estimated by using median ROE of listed banks covered by Goldman Sachs Research Department

Sizeable Retail Platform with Significant Untapped Potential

Sizeable Retail Platform

- 18mn customers
- #6 by assets: £177bn
- #2 by mortgages: 11% share
- #5 by deposits: 9% share
- #6 by current accounts: 6% share
- #3 in insurance protection products: 15% share
- Large distribution network, including 741 branches

Poised for Growth

- "Clean up" ('02 – '04) of failed diversification ('97 – '01) completed
  - PBU significantly reduced
  - Insurance: focus on profitable areas
  - Improved risk management
- Focus can now be on retail franchise and operations
- Santander retail operating discipline can deliver significant results

Grupo Santander

Table of Contents

First Objectives

1. Further simplify product range

2. Reinforce branch network distribution

3. Reinforce strong sales culture

4. Optimise efficiency levels, particularly via IT

5. Finalise disposal of non-core assets

Initial 3 Year Plan

Impact on Earnings Before Tax (Eur mn)

Total Synergies:	Eur 560mn
Cost:	Eur 450mn
Revenue:	Eur 110mn



Phasing of Costs
150
300
450
'05
'06
'07

Main Actions

- Improved cross sell/ tapping of growth areas: consumer finance, insurance to mortgage customers
- Productivity gains in branch network and back office
- Cost synergies from integration of group infrastructure and IT

Sources of Revenue Synergies

Leverage Branch Network

- Upgrade effectiveness of branch network
- Mortgages sold through branches at only 35% of total…
- …well below market average
- Goal is to increase bank sales to 50%+ of origination
  - Better book of mortgages with lower origination costs
  - Greater ability to cross-sell

Increase Higher Margin Products

- Consumer Loans
- Protection and General Insurance
- SMEs

Sources of Efficiency Gains and Cost Synergies

IT	■ Apply Santander DPC[(1)] Management to reduce DPCs ■ Extend Santander "purchasing power" in hardware, software and communications ■ Eliminate costs of overlapping systems development programs
Operations	■ Accelerate Abbey existing site reduction and off-shoring initiatives
Sales	■ Use technology to improve operational efficiency in branches ■ Optimise and reduce outbound call centres ■ Increase efficiency in electronic distribution
Others	■ Consolidation of head office functions

(1) Data Processing Centre

Revenue Synergies Potential from Benchmarking



£ mn
Mortgages per Branch
118.5
85.0
159.3
Abbey
A&L
HBoS



£ mn
Deposits per Branch
81.6
63.0
119.3
Abbey
A&L
HBoS



£ mn
Personal Lending per Branch
3.9
8.2
17.4
Abbey
A&L
HBoS



Revenue per Branch (Banking & Savings Eur mn)
4.36
4.55
5.75
Abbey
A&L
HBoS



Revenue Expansion Eur mn
64.6
486.0
Alignment of Abbey Revenue per Branch
A&L
HBoS

Source: Company '03 Annual Reports. Exchange rate Eur/£:1.50545

Efficiency Gains Potential from Benchmarking

Retail Banking: Cost to Income Reduction



Eur mn(1)
52.7%
220.1
45.9%
157.8
47.8%
Abbey(2)
(Banking & Savings)
A&L
(Retail Banking)
HBoS
(Retail Banking)

(1) Data as of December '03. Exchange rate: Eur/£:1.50545
(2) PFS cost to income for '03 amounts to 56.5%

Grupo Santander

New Group Combined Capital Position 30th June '04(1)

Eur bn	Santander	Abbey	Adjustment to Abbey	Special Dividend	Santander + Abbey
■ RWA	217.1	86.6	-	-	303.7
■ Core Capital	13.8	6.5	(2.1)	(0.5)	17.7
■ Core Capital (%)	6.4	7.5	-	-	5.8
■ Tier 1 Capital	17.6	9.5	(2.1)	(0.5)	24.5
■ Tier 1 Capital (%)	8.1	10.9	-	-	8.1

Strong core capital base after adjustments of Eur 2.1bn

(1) The figures in the above table are based on an aggregate of the relevant Santander and Abbey figures as reported under Spanish GAAP, respectively, and without any reconciliation between these two accounting systems. These figures may be materially different due to the application of different accounting rules including IAS and BASLE II

Grupo Santander

Summary of Financial Impact and Value Creation

- Annual synergies of Eur 560mn incremental earnings before tax by '07
  - Eur 110mn in revenues
  - Eur 450mn in costs
- Share buy back of up to 4% of Santander existing share capital…
- …and continued focus on disposal of Abbey investment portfolio
- Expected to be EPS accretive from '06 including cost and revenue synergies and share buyback (before extraordinary items)(1)
- Anticipated reduction in cost of capital through improved global balance
- Core Tier 1 at 5.83% in June '04 post Eur 2.1bn adjustments; BIS II may increase the Total Capital Ratio by c. 1.0%

(1) This statement as to financial accretion is not intended to mean that Santander's future earnings per share will necessarily exceed or match those of every prior year

Table of Contents

Grupo Santander

Estimated Timetable '04

26 July	Announcement of Transaction Santander and Abbey interim results
September	Scheme documents posted to Abbey shareholders
Late September	Santander shareholder EGM
October	Abbey shareholder EGM
Late October	Final UK court hearing to approve Scheme of Arrangement
By Year End	Scheme of Arrangement effective / Transaction completes

Grupo Santander

Roadshow Schedule

Team One

Team Two


West Coast
Boston
New York
Edinburgh
Amsterdam
London
Frankfurt
Paris
Munich
Zurich
Milan
Madrid
Lisbon

Team One

Announcement:	
Mon 26 July	
Tue 27 July	= London (UK)
Wed 28 July	= London (UK)
Thu 29 July	= Edinburgh (Scotland) and Dublin (Ireland)
Fri 30 July	= Madrid (Spain)
Mon 2 August	= San Diego and San Francisco (USA)
Tue 3 August	= New York (USA)
Wed 4 August	= Boston (USA)
Thu 5 August	= London (UK)

Team Two

Announcement:	
Mon 26 July	= London (UK) - p.m.
Tue 27 July	= Frankfurt (Germany)
Wed 28 July	= Paris (France)
Thu 29 July	= Munich (Germany) and Zurich (Switzerland)
Fri 30 July	= Amsterdam, The Hague, Rotterdam (Netherlands)
Mon 2 August	= Milan (Italy)
Tue 3 August	-
Wed 4 August	-
Thu 5 August	-

Grupo Santander

Grupo Santander

Investor Relations
Ciudad Grupo Santander
Edificio Pereda, 1st floor
Avda de Cantabria, s/n
28660 Boadilla del Monte
Madrid (Spain)
Tel.: 34 91 259 65 20 – 34 91 259 65 15 – 34 91 259 65 17 – 34 91 259 65 18
Fax: 34 91 257 02 45
e-mail: investor@gruposantander.com
www.gruposantander.com